EXHIBIT 99.2
TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
News Release
Communiqué de Pressee
Angola: Total finalises the acquisition of a 30% interest in the exploration block 17/06 and a 15% interest in the block 15/06
Paris, May 10, 2007 - Total announces that it has finalised the agreements for its entry into two exploration blocks in the deep offshore Angola in the framework of the licensing round 2005/2006 organised by Sonangol E&P.
Total takes a 30% interest, as operator, in the block 17/06, alongside Sonangol P&P (30%), SSI Seventeen (27.5%), Falcon Oil (5%), ACR (5%), and Partex (2.5%). Sonangol E&P is the concessionaire of block 17/06.
Block 17/06 consists of the relinquished areas of the block 17, in Lower Congo Basin South Zaire River, which was one of the first blocks awarded in the deep offshore by the Angolan Government and on which, Total, as operator, made 15 separate discoveries corresponding together to more than 3 billion barrels of recoverable oil. The 17/06 block is located in water depths ranging from 600 to 1,900 metres covering an area of approximately 3,100 square kilometres. Total considers, with its knowledge of the area, that this block is still highly prospective and has very large oil potential.
Total also enters into the block 15/06 which consists of the relinquished areas of the block 15, located in Lower Congo Basin South Zaire River, in water depths between 400 and 1,500 metres. It covers an area of approximately 4,200 square kilometres.
Total takes a 15% interest, alongside Eni (operator, 35%), Sonangol P&P (15%), SSI Fifteen (20%), Falcon Oil (5%), Statoil (5%) and Petrobras (5%). Sonangol E&P is the concessionaire of block 15/06.
“These new interests illustrate Total’s commitment to strengthening its presence in Angola and confirm Total’s interest in the deep offshore where the Group has already demonstrated its technological expertise and know-how, says Christophe de Margerie, Chief Executive Officer of Total. Total is today a major player in the Angolan offshore petroleum industry with one of the most extensive development programs”.
Moreover, Total also announces that it has finalised the cession to Sonangol of its 27.5% share in Block 2/85 and its 55.6% in the Fina Petroleos de Angola (FPA) company. The assets of FPA consist of the Luanda refinery of 2.6 million ton a year capacity, thus far operated by Total, and of two onshore licenses located nearby Soyo in the Lower Congo Basin (49% on the FS block and 32.67% on the FST block). Total’s current equity production of Block 2/85 and blocs FS and FST is 6,500 barrels of oil per day in 2006.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Block 17:
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones (Girassol and Dalia, which are in production, Pazflor which is in the bidding process before sanction, and CLOV, a fourth major production area, based on Cravo, Lirio, Orquidea and Violeta discoveries, currently being studied).
On the Girassol structure, production from the Girassol field and the Jasmim field, a satellite to Girassol that came on stream in November 2003, is at more than 250,000 barrels per day of oil. The development of the Rosa field, developed as a 15 kilometre tie back to the Girassol FPSO (Floating, Production, Storage and Offloading) facility, was launched in July 2004. The field is scheduled to come on stream in the second quarter of 2007 and is expected to maintain the FPSO’s production plateau at 250,000 barrels per day.
Dalia, which started production in December 2006, is already currently producing at its full capacity of 240,000 barrels per day.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filing with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “recoverable oil” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris la Défense Cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.